Filed by US SEARCH.com Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: US SEARCH.com Inc. Commission File No.: 000-26149 Subject Company: First Advantage Corporation Commission File No: Pending

The following materials are being filed in connection with the acquisition by First Advantage Corporation of US SEARCH.com Inc. and the Screening Information Group of The First American Corporation pursuant to the Agreement and Plan of Merger, dated as of December 13, 2002, by and among The First American Corporation, US SEARCH.com Inc., First Advantage Corporation and Stockholm Seven Merger Corp.

Set forth below is a slideshow presentation made available to participants in the investor conference call on December 16, 2002.

FIRSTADVANTAGE

# The Merger of US Search.com and The First American Corporation's Screening Information Businesses

**December 16, 2002**

US SEARCH

The First American Corporation

# Safe Harbor

Certain statements made in this presentation are forward-looking. Such statements include those relating to the expected closing date of the transaction, cost and revenue synergies, First Advantage Corporation's revenues for 2002 and 2003, its ability to leverage its technology, its growth rate, its leadership in its industry, its management team, its margin improvement, the services it will provide, its geographic reach, its financial strength, its operating efficiencies, its market position and market position growth, its acquisition strategy, its expected valuation, its access to capital, the multiple on First Advantage Corporation stock and the accretive nature of the transaction. Risks and uncertainties exist which may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the company's significant customers and competitors; the company's continued ability to identify businesses to be acquired; changes in the company's ability to integrate businesses which it acquires and other factors described in the Annual Reports on Form 10-K for the year ended Dec. 31, 2001 for The First American Corporation and US SEARCH.com Inc., filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. None of The First American Corporation, First Advantage Corporation and US SEARCH.com Inc. undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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FIRST ADVANTAGE

# Merger Highlights

- First American's screening business segment and US Search.com agreed to merge to form First Advantage
- First American will be an 80% shareholder in First Advantage; US Search.com shareholders will have approximately a 20% interest
- Expected to be nominally accretive to First American in 2003 and approximately $0.02 accretive in 2004 [(a)]
- First Advantage to be managed by executives from both US Search.com and First American's Screening Information group

*(a) In both cases, excluding the effects of merger related charges and expenses.*

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FIRST ADVANTAGE

# Merger Highlights

- Merger creates leader in the multi-billion dollar and growing Verification Management and Screening Services industry
- Merges best-of-class technology with integrated industry leader of business information products
- Builds an industry leader with significant scale and competitive differentiation in the market
- Expected to close Q2 2003

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FIRST ADVANTAGE

# First Advantage - Financial Highlights

- Strong earnings enhancement
- 2002 Estimated Revenue: ~$160M
- Long Term expected growth rates in excess of 20%
- Long Term expected Operating Margins of ~30%
- Significant potential cost and revenue synergies
- In excess of $10M in Cash
- No long-term debt
- Cash flow positive
- Value creating transaction for all shareholders

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FIRST ADVANTAGE

# Highly Complementary Businesses

| US Search | First American's Screening Businesses | | |
|---|---|---|---|
| US SEARCH<br>Consumer Web-Enabled Location, Verification and Screening Services | HIRECHECK<br>**Hire Check**<br>Employment Screening Services | SAMI<br>**Substance Abuse Mgmt.**<br>Drug Screening Programs | First American Registry, Inc.<br>**Registry**<br>Tenant Screening Services |
| PRSI<br>A US SEARCH COMPANY<br>Employment Screening Services | ADR<br>AMERICAN DRIVING RECORDS<br>Provider of Motor Vehicle Reports | EHP EMPLOYEE HEALTH programs<br>Drug Screening Programs | SafeRent®<br>Web-Enabled Tenant Screening Services |

**US Search DARWIN Technology Platform**

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FIRST ADVANTAGE

# Access to Leading Fortune 1000 Clients

- US Search has established a marquis list of Fortune 1000 clients, to which it provides web-based enterprise solutions ideally suited for large scale corporate Human Resources environments using its DARWIN platform
- US Search has had significant penetration in several sectors and is a leading solutions provider to various segments including:
  - Telecommunications
  - Financial Services
  - Insurance
  - Transportation
  - Equipment
  - Healthcare

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FIRST ADVANTAGE

# Leader in Screening Services Industry

- First Advantage will immediately become a leading provider in the screening industry, ranking among the top three companies in each of its business lines

| Market | Combined Company Rank [(a)] |
|---|---|
| Background Screening | 3 |
| Drug Screening | 2 |
| Individual Location | 1 |
| Tenant Screening | 1 |
| Motor Vehicle Records | 3 |

*(a) Management estimate.*

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FIRST ADVANTAGE

# Peer Considerations

- First Advantage will be well positioned to compete with its peers in the verification and screening services businesses

*$ in Millions*

| Peer | Market Value (a) | Price / 2002E EPS | Price / 2002E EBITDA | Price / 2002E Rev. |
|---|---|---|---|---|
| ChoicePoint | $3,300 | 28.9x | 14.0x | 4.5x |
| Kroll | $606 | 30.6x | 14.6x | 2.4x |
| Talx | $138 | 30.8x | 12.7x | 3.4x |

*(a) Value as of December 13, 2002.*

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FIRST ADVANTAGE

# Consolidating Industry

- First Advantage will participate in a consolidating screening market

*$ in Millions*

| Acquiror Name | Target Name | Enterprise Value [(a)] | Price / LTM EBITDA | Price / LTM Rev. |
|---|---|---|---|---|
| Welsh, Carson | United States Investigations | $1,000 [(b)] | 11.0x | 2.0X |
| United States Investigations | TOIC's Screening Unit | $302 [(c)] | 13.8x | NA |
| ADP | Avert Inc. | $72 [(c)] | 13.8x | 3.8x |

*(a) Enterprise Value is equal to equity value plus net debt assumed in transaction.*
*(b) Based on Press Release dated 12/5/02.*
*(c) Based on Press Release.*

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FIRST ADVANTAGE

# Developed Complementary Businesses

| *US Search Competencies* | *First American Screening Competencies* |
| --- | --- |
| • Data management applications and infrastructure | • One of the largest players in the business information market |
| • Channel relationships for online consumers / Customer acquisition knowledge | • Full range of information products for enterprises and consumers |
| • Public company experience | • One of the largest screening companies |

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FIRSTADVANTAGE

# Synergistic Benefits from a Merger

*US Search Benefits*

- Accelerates market penetration
- Immediately establishes market leadership
- Leverages our technology platform
- Gains scale and increases profitability
- Adds financial backing of a strong partner

*First American Screening Benefits*

- Creates a platform company for significant growth in the screening and consumer markets
- Provides access to new Fortune 1000 enterprise customers
- Potential to capitalize on the technology platform at US Search

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FIRST ADVANTAGE

# Benefits for US Search Shareholders

- Partnering with a proven leader in the business information sector
- Acceleration in a growing market
  - Critical mass – top player in each market segment
  - Strong balance sheet
  - Strong breadth of products
- Continued ownership in a growth company
  - Full solution suite
  - Significant Enterprise, Small Business and Consumer customer base
  - Proprietary software technology
- Best in class management team

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FIRST ADVANTAGE

# Benefits for First American Shareholders

- The combined company is platform for significant growth
  - Public acquisition currency should facilitate further growth and consolidation
- First Advantage will be able to leverage the state-of-the-art DARWIN technology
- Opportunity to market broader product line to US Search enterprise and consumer customers
  - Potential for significant revenue and cost synergies at the operating companies

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FIRST ADVANTAGE

# Significant Potential Synergies

- **Revenue enhancements**
  - Cross-selling and up-selling of verification services and other background and drug screening products
  - New product development cross entities
  - Enable a range of best-in-class products from a single solution
  - Over $10 MM in estimated revenue synergies by 2004
- **Cost reduction opportunities**
  - Increased fulfillment automation
  - Data acquisition costs
  - Overhead expenses
  - Technology implementation
  - Over $10 MM in estimated cost synergies by 2004

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FIRST ADVANTAGE

# Benefits for Customers

- Provides a best-in-class integrated solution in the Verification Management Software sector
- Automated fulfillment and data management engine which increases quality and reduces time to hire
- Leverages technology to provide a flexible, interoperable software solution

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FIRST ADVANTAGE

# Significant Platform for Growth

- Leading provider of a full range of screening services
- Defining verification management sector
  - Excellent market position
  - Scalable technology
  - Complementary customer base in different segments
  - Innovative products
  - Financial strength
- Significant revenue and cost synergies
- Platform for significant future growth

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FIRST ADVANTAGE

Set forth below is the text of form of a letter to customers of Professional Resource Screening, Inc., a wholly-owned subsidiary of US SEARCH.com Inc.

Date

Dear Customer,

I am writing to share with you exciting news about US Search and its subsidiary PRSI. We are pleased to announce that US Search is merging with the screening services division of The First American Corporation (NYSE: FAF), a Fortune 500 Company and the nation’s leading diversified provider of business information to companies and individual consumers, to form a new company called The First Advantage Corporation.

The First Advantage Corporation will be one of the largest and most advanced companies in our industry with a broad geographic reach and a leader in all of its primary markets, including employment screening, substance abuse management, resident screening, motor vehicle records and consumer location and screening services. The new combined company will mean financial strength to support continued growth, with $180 million in revenue anticipated in 2003, positive cash flow and a debt-free balance sheet.

Greater financial strength translates into more R&D dollars to more quickly deliver innovative and leading edge products and services, designed to streamline the hiring process and reduce your overall time-and cost-to-hire. The new company is expected to have access to more data through the First American Corporation and its greater buying leverage should result in increased value for all our customers.

Although we will be a larger company, our commitment to quality and personalized customer service will remain a top priority. During this transition, I want to assure you that there will be no disruptions in services or changes in personnel.

We would like to take this opportunity to thank you for being a valued customer and for your support during this exciting time in our history.

Sincerely,

Brent Cohen	Irv Pearlstein
President and Chief Executive Officer	President
USSearch.com, Inc	Professional Resource Screening Inc.

ADDITIONAL INFORMATION:

US SEARCH intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement/prospectus will be mailed to the US SEARCH stockholders. Security holders of US SEARCH are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about US SEARCH and the proposed combination. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by US SEARCH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, US SEARCH security holders may obtain free copies of the documents filed with the SEC by US SEARCH by directing a request to: US SEARCH.COM Inc., 5401 Beethoven Street, Los Angeles, California 90066, Attn: Investor Relations. US SEARCH security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination.

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Set forth below is the text of a form of a letter to vendors of Professional Resource Screening, Inc., a wholly-owned subsidiary of US SEARCH.com Inc.

Date

Dear Vendor,

I am writing to share with you exciting and wonderful news about PRSI, a division of US Search. On December 12th, 2002, we are pleased to announce that PRSI / US Search is merging with the screening services division of The First American Corporation (NYSE: FAF) to form The First Advantage Corporation. The First American Corporation is a Fortune 500 Company and the nation’s leading diversified provider of business information to companies and individual consumers. The new company is a compelling combination of risk mitigation and screening services and will be a leader in the screening services space.

The screening industry is undergoing rapid and fundamental changes, and US Search’s and First American’s complementary strengths in screening and risk management services will make the combined company a much stronger competitor. First Advantage, the combined company, will have a broad geographic reach, deep product offerings and will be a leader in its primary markets segments, including employee background screening, drug screening, tenant screening, motor vehicle record checking and consumer location and screening services. We will also have the financial strength to support continued growth. Our new company will have approximately $160 million in revenue, be cash flow positive and have a debt-free balance sheet.

The combined company will deliver exciting new products and an integrated suite of solutions using US Search’s state-of-the-art technology. In addition, the merger will facilitate development of innovative new products and accelerate their time to market.

We would like to take this opportunity to thank you for being a valued vendor and for your support during this exciting time in our history. We look forward to further developing our relationship as we capitalize on the opportunities created by the merger and continue to deliver our customers superior value and unmatched results.

Sincerely,

Brent Cohen
President and Chief Executive Officer
US SEARCH.com Inc.

ADDITIONAL INFORMATION

US SEARCH intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement/prospectus will be mailed to the US SEARCH stockholders. Security holders of US SEARCH are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about US SEARCH and the proposed combination. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by US SEARCH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, US SEARCH security holders may obtain free copies of the documents filed with the SEC by US SEARCH by directing a request to: US SEARCH.COM Inc., 5401 Beethoven Street, Los Angeles, California 90066, Attn: Investor Relations. US SEARCH security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination.

Set forth below is the text of an e-mail to vendors of the consumer division of US SEARCH.com Inc., including advertising partners.

I wanted to share this exciting news with our friends at (VENDOR NAME). We just announced a merger of US Search and First American Corporation’s Screening Division into a new company, First Advantage Corp. We expect this merger will immediately rank us in the top three US companies in each of our business lines. In addition to being a larger, stronger company we will have many new products and services to work with (VENDOR NAME) to provide your customers. We expect to enhance our powerful core of US Search services by leveraging additional real estate/ property and automobile records, as well as home warranties and homeowner’s insurance.

I look forward to sharing more details with (VENDOR NAME) in the near future.
Best Regards,

Bob Schwartz
President, US Search CSME
(310) 302-6342

US SEARCH intends to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement/prospectus will be mailed to the US SEARCH stockholders. Security holders of US SEARCH are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about US SEARCH and the proposed combination. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by US SEARCH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, US SEARCH security holders may obtain free copies of the documents filed with the SEC by US SEARCH by directing a request to: US SEARCH.COM Inc., 5401 Beethoven Street, Los Angeles, California 90066, Attn: Investor Relations. US SEARCH security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination.